QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

TRANSGENE S.A.

(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:	Press release dated February 11, 2003 announcing Fourth Quarter and Fiscal Year 2002 Financial Results.

CONTACT:
Transgene	Cohn & Wolfe	Euro RSCG Omnium
Philippe Poncet	Julio Cantre	Marie-Carole de Groc
Chief Financial Officer	+ 1 (212) 798 9779	+ 33 (0) 1 41 34 40 49
+ 33 (0) 3 88 27 91 02

TRANSGENE ANNOUNCES FOURTH QUARTER
AND FISCAL YEAR 2002 FINANCIAL RESULTS

        Strasbourg, France, February 11, 2002—Transgene (Nasdaq: TRGNY—Nouveau Marché: TRANSGENE or 6274) today announced results for its fourth quarter and fiscal year ended December 31, 2002.

Quarterly results

        The Company reported a net loss for the fourth quarter 2002 of € 4.6 million (US$ 4.8 million) compared to a net loss of € 6.5 million (US$ 6.8 million) in the fourth quarter 2001 as a result of increased revenues and lower operating expenses.

        Revenues increased € 1.3 million (US$ 1.4 million) to € 1.6 million (US$ 1.7 million) in the fourth quarter 2002, compared to € 0.3 million (US$ 0.3 million) in the fourth quarter 2001. The increase was primarily due to 2002 revenues from the Association Française contre les Myopathies ("AFM") all of which were recorded in the fourth quarter 2002. Accounting rules did not permit the Company to record these amounts until after the AFM Agreement was renewed in December 2002.

        Operating expenses decreased € 1.1 million (US$ 1.2 million) to € 6.5 million (US$ 6.8 million) in the fourth quarter 2002, compared to € 7.6 million (US$ 8 million) in the fourth quarter 2001. The decrease was primarily a result of the one-time restructuring charge of € 1.6 million (US$ 1.7 million) accounted for in 2001, offset partially by higher clinical trial expenses incurred during the 2002 quarter.

Fiscal year ended December 31, 2002

        For the year ended December 31, 2002, Transgene reported total revenues of € 2.2 million (US$ 2.3 million) compared to € 1.3 million (US$ 1.4 million) for the fiscal year ended December 31, 2001. The increase in revenues in 2002 was primarily due to revenues from the AFM agreement. While all amounts from AFM for 2002 were recorded as revenues, a portion of the amounts received from AFM in 2001 were used by AFM to purchase shares of the Company. These amounts were not recorded as revenues.

        Operating expenses were € 22.6 million (US$ 23.7 million) in 2002 compared to € 25.6 million (US$ 26.8 million) in 2001. The decrease was primarily due to the effect of the one-time restructuring charge of € 1.6 million (US$ 1.7 million) incurred during 2001 and to reduced research and development costs in 2002 resulting from the restructuring of the Company.

        The Company reported a net loss of € 18.4 million (US$ 19.3 million), or € 1.83 (US$ 1.91) per share, in 2002, compared to a net loss of € 21.9 million (US$ 23 million), or € 2.61 (US$ 2.74) per share, in 2001.

        Cash expenditures in 2002, including a non-recurring expense of approximately € 1.1 million (US$ 1.2 million) paid in connection with the restructuring of the Company discussed above, amounted to €  17.3 million (US$ 18.1 million). Cash expenditures in 2001, including a non-recurring expense of approximately € 0.3 million (US$ 0.3 million) paid in connection with the restructuring, amounted to € 17.3 million (US$ 18.1 million).

        At December 31, 2002, the Company had € 54.5 million (US$ 57.2 million) in cash and cash equivalents. The Company believes that this amount will be sufficient to meet its cash requirements for working capital and capital expenditures through the beginning of 2005.

        Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for seven different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

        This press release contains forward-looking statements, including statements regarding Transgene's revenues, capital requirements and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors that may affect Transgene's future operating results include the following: Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates; Transgene's product candidates may not demonstrate therapeutic efficacy; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene's patent rights may not provide it with any benefit and the patents of others may prevent it from commercializing its products; proceedings to obtain patents and litigation of third party infringement claims are expensive and could limit its patent and proprietary rights; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; competitors may develop technologies or products superior to Transgene's technologies or products; and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

        Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on December 31, 2002, which was US$ 1.0487 = € 1.00

*** Tables to follow ***

Condensed Consolidated Balance Sheets

	December 31,		December 31,
(US GAAP) (Amounts in thousands)	2002	2002	2001
	US$	€	€
	(Unaudited)		(Audited)
ASSETS
Cash and cash equivalents	57 145	54 491	71 810
Other current assets	3 477	3 316	4 071

Total current assets	60 622	57 807	75 881

Property, plant and equipment, net	9 088	8 666	9 152
Other assets	541	516	1 382

Total assets	70 251	66 989	86 415

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities	5 665	5 402	6 175
Total long-term liabilities	6 691	6 380	6 612
Total shareholders' equity	57 896	55 207	73 628

Total liabilities and shareholders' equity	70 251	66 989	86 415

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on December 31, 2002 which was US$ 1.0487 = € 1.00

Condensed Consolidated Statements of Operations

	Three months ended December 31,			Year ended December 31,
(US GAAP) (Amounts in thousands except share and per share data)	2002	2002	2001	2002	2002	2001
	US$	€	€	US$	€	€
	(Unaudited)			(Unaudited)		(Audited)
Revenues
Revenues from collaborative and licensing agreements	1 849	1 763	302	2 304	2 197	660
Grants received for research and development	(176)	(168)	46	9	9	600

Total revenues	1 673	1 595	348	2 313	2 206	1 260

Operating expenses
Research and development	(5 969)	(5 692)	(5 018)	(20 007)	(19 078)	(21 057)
General & administrative	(885)	(844)	(932)	(3 726)	(3 553)	(2 926)
Restructuring	48	46	(1 600)	48	46	(1 600)

Total operating expenses	(6 806)	(6 490)	(7 550)	(23 685)	(22 585)	(25 583)

Loss from operations	(5 133)	(4 895)	(7 202)	(21 371)	(20 379)	(24 323)

Interest and other income, net	332	317	668	2 110	2 012	2 298
Income tax benefit	(41)	(39)	78	(41)	(39)	78

Net loss	(4 842)	(4 617)	(6 456)	(19 302)	(18 406)	(21 947)

Loss per ordinary share	(0.48)	(0.46)	(0.64)	(1.92)	(1.83)	(2.61)
Weighted average number of shares outstanding	10 055 760	10 055 760	10 055 760	10 055 760	10 055 760	8 395 117
Loss per ADS (American Depositary Share)	(0.16)	(0.15)	(0.21)	(0.64)	(0.61)	(0.87)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	30 167 280	30 167 280	30 167 280	25 185 351

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on December 31, 2002 which was US$ 1.0487 = € 1.00

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2003	Transgene S.A.
	By:	/s/ PHILIPPE PONCET Philippe PONCET Chief Financial Officer

QuickLinks

TRANSGENE ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2002 FINANCIAL RESULTS
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Operations
SIGNATURE